MORGAN STANLEY PATHWAY FUNDS
October 2nd, 2024
BlackRock Financial Management, Inc.
Attention: General Counsel
Subject: Morgan Stanley Pathway Funds Amendment to Investment Advisory Agreement
Dear General Counsel:
In connection with the Investment Advisory Agreement (the “Agreement”) dated October 28, 2009, and as amended from time to time, between Consulting Group Advisory Services LLC (the “Manager”) and BlackRock Financial Management, Inc. (the “Adviser”) on behalf of Morgan Stanley Pathways Funds (f/k/a Consulting Group Capital Markets Funds) and in addition to those terms and conditions stated therein, the Manager and Adviser agree to the following:
Effective as of November 18th (the “Effective Date”):
1. The following provision is added as subsection L to Section 2:
L. BASKET PUBLICATION. For any Portfolio operating as an exchange-traded fund (“ETF”), the Adviser understands that such ETF will generally publish, prior to the opening of trading on each business day, the names and quantities of securities, cash, and/or other assets that compose the ETF’s creation and redemption baskets (collectively, “Baskets”) to the extent required by law or otherwise. The Adviser agrees to provide the Manager or its designee with all information reasonably necessary for the accurate and timely publication of such Baskets. The Adviser shall deliver this information concerning its allocated portion of the portfolio in a format and manner specified by the Manager or its designee, and further agrees to immediately notify the Manager or its designee upon the discovery of any errors or discrepancies in the information provided.
2. Appendix A to the Agreement is hereby deleted and replaced in its entirety with the updated version of Appendix A attached hereto. Commencing as of the Effective Date, all references to the term “Agreement” shall mean the Agreement, as amended hereby.
All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.
If the terms and conditions described above are in accordance with your understanding, kindly indicate your acceptance of this Amendment by signing and returning to us the enclosed copy.
THE MANAGER
CONSULTING GROUP ADVISORY SERVICES LLC
By:
Name: Robert Garcia
Title: Chief Operating Officer
THE ADVISER
BlackRock Financial Management, Inc.
By:
Name: Laurie Lttosie
Title: MD

Appendix A
FEE SCHEDULE
For the service provided by Adviser to the Allocated Asserts, pursuant to the attached Investment Advisory Agreement, the Manager will pay the Adviser a fee, computed daily and payable monthly, based on the average daily net asserts of the Allocated Asserts at the following annual rates of the average daily net asserts of the Allocated Asserts as determined by the Trust’s accounting agent:
PORTFOLIO ASSETS RATE
Morgan Stanley Pathway Funds - Core Fixed Income Fund (BlackRock Bloomberg Aggregate index)
Morgan Stanley Pathway Funds - Large Cap Equity ETF (BlackRock Russell 1000 Index)
Morgan Stanley Pathway Funds - Small-Mid Cap Equity ETF (BlackRock Russell 2500 Index)
Morgan Stanley Pathway Funds - Emerging Markets Equity Fund (Blackrock MSCI EM Index)
Morgan Stanley Pathway Funds - International Equity Fund (Blackrock MSCI EAFE Index)
Morgan Stanley Pathway Funds - Municipal Bond Fund